April 17, 2025

U.S. Securities and Exchange Commission

Division of Investment Management – Office of Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Mr. David Manion

Re:

Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)

Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104)

Touchstone Variable Series Trust (File Nos. 33-76566 and 811-8416)

Touchstone ETF Trust (File Nos. 333-264194 and 811-23789)

On behalf of the Trusts listed above (each, a “Trust” and together, the “Trusts”), this letter responds to oral comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on March 27, 2025, in connection with the Staff’s review of the Trusts’ filings for the most recent fiscal years ended March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the relevant Trust’s response.

1.

The Touchstone Strategic Income ETF, a series of Touchstone ETF Trust, held zero coupon bonds during its most recent fiscal year, but the financial statements did not disclose the yield or rate for these bonds. Please ensure that the yield or rates are included in the Fund’s future financial statements.

Response: The Fund will add the requested disclosure to future financial statements.

2.

The Touchstone Active Bond Fund’s portfolio turnover rate is consistently higher than 100%. Please confirm whether the Fund participates in TBA or Treasury rolls. Please consider, if utilized in the Fund’s portfolio, enhanced disclosures associated with any TBA or Treasury rolls effect on the portfolio turnover rate, including what the amount received or payable are for securities bought and sold.

Response: Touchstone has confirmed that the Touchstone Active Bond Fund does not participate in TBA or Treasury roll activity. If the Fund begins to participate in TBA or Treasury rolls we will provide the required disclosures in the financial statements.

3.

The Touchstone Ares Credit Opportunities Fund and the Touchstone Active Bond Fund held credit default swaps during their most recent fiscal years, but the credit default swaps’ pay frequency was not disclosed in either Fund’s financial statements. Please confirm the pay frequency for credit default swaps will be disclosed in future financial statements in accordance with Regulation S-X 12-13(c).

Response: The Funds will add the requested disclosure in future financial statements.

4.

The Touchstone Ares Credit Opportunities Fund held CLO equity tranche positions during its most recent fiscal year. Please discuss how the Fund accounted for these positions and cite pertinent US GAAP for how to account for CLO equity tranches with an emphasis on accrual income. Please also include an estimate of yield in future filings and a footnote discussing the estimate.

Response: The Touchstone Ares Credit Opportunities Fund accounts for its CLO equity tranche investments at fair value in accordance with ASC 820, Fair Value Measurement. Income recognition for CLO equity tranches is complex due to the subordinated position of these tranches and the variability of their cash flows. Under U.S. GAAP, specifically ASC 325-40, “Beneficial Interests in Securitized Financial Assets,” investors should recognize income using an effective yield method, which involves estimating the future cash flows and accruing income over the expected life of the investment. Our policy for income received on CLO equity tranches is materially accounted for under ASC 325-40. When the Fund is able to reliably estimate future cash flows from the CLO equity tranches, the Fund will recognize income using the effective yield method in accordance with ASC 325-40. We will ensure this policy and estimate of effective yield on the respective investments is disclosed going forward in the Fund’s financial statements.

5.

The most recent annual report for the Touchstone Focused Fund states that the Fund is a non-diversified company; however, it appears to the Staff that the Fund has been operating as a diversified company. Please confirm if the Fund continues to qualify as a non-diversified company.

Response: The Touchstone Focused Fund continues to qualify as a non-diversified fund. The Trusts note that the Focused Fund operated as a non-diversified fund from March 2024 through February 2025. The Touchtone Trusts have procedures in place to monitor whether each non-diversified Touchstone Fund becomes a de facto diversified fund. The Trusts confirm that any Touchstone Fund that becomes a de facto diversified fund will not operate as a non-diversified fund without the prior approval of shareholders.

6.

The notes to financial statements for the Touchstone Non-US ESG Equity Fund do not include accounting policy with respect to foreign income tax reclaims. Please describe the Fund’s policy regarding foreign tax reclaims including professional fees incurred or Internal Revenue Service closing agreements sought by the Fund and any related interest.

Response: The Touchstone Non-US ESG Equity Fund recognizes foreign income tax reclaims when the Fund believes it is entitled to such reclaims and collection is reasonable. The Fund records the receivable amount based on the United States double taxation avoidance treaty (DTAT) rates with the applicable country. In addition, the Fund periodically assesses both the age of outstanding reclaims and the likelihood of success in receiving payment from the relevant foreign tax authorities. If it becomes probable that some or all of a reclaim is uncollectible, the Fund adjusts its estimate accordingly in the financial statements. The Fund has not incurred professional fees specifically related to foreign income tax reclaims, nor has it entered into any Internal Revenue Service closing agreements regarding these reclaims.

Each of the Touchstone Funds follow the same policies related to tax reclaims. The Touchstone Funds did not receive any material interest amounts associated with tax reclaims in 2024.

* * *

If you have any further questions or comments, please contact me at (513) 357-4076.

Sincerely,

/s/ Simon Berry
Simon Berry
Senior Counsel